Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for First Quarter 2014

HAMILTON, Bermuda--(BUSINESS WIRE)--May 13, 2014--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced results for the three months ended March 31, 2014.

Highlights

  Reported EBITDA (see Non-GAAP Measures section below) of $4.0 million for the three months ended March 31, 2014, an increase of $1.4 million from $2.6 million for the three months ended March 31, 2013. The Company reported a net loss of $0.40 million for the three months ended March 31, 2014, or $0.021 basic and diluted net loss per share, as compared to a net loss of $0.04 million, or $0.005 basic and diluted net loss per share, for the three months ended March 31, 2013.
  Reported adjusted EBITDA (see Non-GAAP Measures section below) of $4.3 million for the three months ended March 31, 2014, an increase of $1.7 million from $2.6 million for the three months ended March 31, 2013. The Company reported an adjusted net loss (see Non-GAAP Measures section below) of $0.06 million for the three months ended March 31, 2014, or $0.003 basic and diluted adjusted loss per share (see Non-GAAP Measures section below), as compared to an adjusted net loss of $0.04 million, or $0.005 basic and diluted adjusted loss per share, for the three months ended March 31, 2013.
  Successful completion of a follow-on equity offering raising gross proceeds of $108.7 million including over-allotment option exercised by underwriters on March 17, 2014.
  Closed a senior debt facility on March 19, 2014 with ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB in the amount of $172 million to finance eight of our vessels currently on order.
  Declared a cash dividend of $0.10 per share for the quarter ended March 31, 2014.
  Took delivery of two MR product and chemical newbuildings in the first quarter 2014. The Ardmore Seavantage and Ardmore Seavanguard are the third and fourth of Ardmore’s eco-design vessels, which delivered from SPP Shipbuilding Co., Ltd. in South Korea in January and February, respectively.
  Took delivery of the Ardmore Seamariner, a 45,726 Dwt MR product tanker built in October 2006 at Minami Nippon Shipbuilding Co., Ltd., Japan, on January 7, 2014. Following delivery the vessel underwent a scheduled drydock and upgrading to Eco-mod and, on completion, commenced a time charter at $16,050 per day.
  Completed a series of upgrades on the Ardmore Centurion which, following completion, commenced a time charter with an oil major trading in product and chemicals at $13,500 per day.
  Commenced a one-year time charter for the Ardmore Seavaliant at a rate of $17,100 per day starting in February 2014.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“We are pleased with the Company’s first quarter 2014 results, which reflect improvement in our chartering performance as well as continued fleet expansion. We took delivery of two newbuildings and one second-hand vessel during the quarter, so that now 52% of our fleet is on the water generating cash flow. Complementing our fleet growth during the quarter, we increased our financial flexibility significantly by raising $108.7 million from an upsized follow-on equity offering to fund vessel acquisitions, as well as closing on a $172 million senior debt facility to fund our existing newbuilding program. We believe Ardmore is well positioned to benefit from favorable long-term fundamentals for product and chemical tankers by continuing to engage in well-timed fleet growth.”

Summary of Recent and First Quarter Events

Fleet Operations

On January 7, 2014, Ardmore took delivery of the 2006-built Ardmore Seamariner, a 45,726 Dwt MR product tanker built at Minami-Nippon Shipbuilding Co., Ltd. in Japan, which was acquired by the Company in October 2013. On delivery, the vessel entered drydock, where it was upgraded to Eco-mod in conjunction with its scheduled intermediate survey. On completion of drydock, the vessel commenced employment on a three-month time charter at a rate of $16,050 per day.

We also took delivery of the Ardmore Seavantage and Ardmore Seavanguard on January 17, 2014 and February 14, 2014, respectively. These vessels are 49,997 Dwt IMO 3 Eco-design MR product and chemical tankers built at SPP Shipbuilding Co., Ltd. in South Korea. Following delivery, both vessels commenced employment under existing charter arrangements with a major oil trader.

On January 30, 2014, Ardmore completed upgrades to the Ardmore Centurion. The upgrades further improve fuel efficiency, allow carriage of a broader range of cargos and reduce cleaning time, which will enhance the vessel’s earnings potential.

As a result of the above deliveries, Ardmore’s fleet currently stands at 11 ships in operation and 10 Eco-design product and chemical tankers on order, with our next vessel on order scheduled to deliver in November 2014.

Financing

On March 11, 2014, Ardmore closed an equity offering of 7,000,000 shares at $13.50 per share, an upsized offering from the initially launched offering of 6,000,000 shares on March 3, 2014. Our underwriters subsequently exercised an over-allotment option for an additional 1,050,000 shares, also at $13.50 per share, on March 17, 2014. Total gross proceeds to Ardmore amounted to $108.7 million.

On March 19, 2014, Ardmore closed a senior debt facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB (“SEB”) in the amount of $172 million. The proceeds will be used to finance up to 65% of the purchase price of eight vessels that Ardmore currently has on order. The margin is 3.15% above LIBOR and the terms include an accordion option whereby, subject to lenders approval, Ardmore may request to increase the facility to finance the acquisition of additional vessels.

Dividend

On April 15, 2014, Ardmore’s Board of Directors announced a cash dividend of $0.10 per share for the quarter ended March 31, 2014. The cash dividend is payable on May 15, 2014 to all shareholders of record on April 30, 2014. Ardmore currently intends to pay our shareholders quarterly dividends of $0.10 per share, or $0.40 per share per year.

Results for the three months ended March 31, 2014 and 2013

For the three months ended March 31, 2014, the Company reported EBITDA (see Non-GAAP Measures section below) of $4.0 million, an increase of $1.4 million from $2.6 million for the three months ended March 31, 2013. The Company reported a net loss of $0.40 million, or $0.021 basic and diluted loss per share, for the three months ended March 31, 2014, as compared to a net loss of $0.04 million, or $0.005 basic and diluted loss per share, for the three months ended March 31, 2013.

For the three months ended March 31, 2014, the Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $4.3 million, an increase of $1.7 million from $2.6 million for the three months ended March 31, 2013. Adjusted net loss (see Non-GAAP Measures section below) was $0.06 million, or $0.003 basic and diluted adjusted loss per share (see Non-GAAP Measures section below), for the three months ended March 31, 2014 as compared to an adjusted net loss of $0.04 million, or $0.005 basic and diluted adjusted loss per share for the three months ended March 31, 2013. EBITDA and net loss were adjusted for share based compensation (non-cash item) in each period, as applicable.

Management’s Discussion and Analysis of Financial Results

Revenue for the three months ended March 31, 2014 was $12.4 million, an increase of $5.1 million from $7.3 million for the three months ended March 31, 2013. Time charter revenue was $10.1 million for the three months ended March 31, 2014, an increase of $4.9 million from $5.2 million for the three months ended March 31, 2013. The increase primarily relates to additional revenue attributable to the Ardmore Seaventure, Ardmore Seavantage, Ardmore Seamariner and Ardmore Seavanguard, which commenced trading on June 7, 2013, January 18, 2014, February 1, 2014 and February 17, 2014, respectively, along with increases in rates for time charter renewals since the three months ended March 31, 2013. Pool revenue was $2.3 million for the three months ended March 31, 2014, an increase of $0.2 million from $2.1 million for the three months ended March 31, 2013. This increase is due to increased rates earned by the pool.

Commissions and voyage related costs were $0.25 million for the three months ended March 31, 2014, as compared to $0.18 million for the three months ended March 31, 2013. This increase is due to increases in revenue days in-line with vessel deliveries outlined above.

Vessel operating expenses were $5.9 million for the three months ended March 31, 2014, an increase of $2.0 million from $3.9 million for the three months ended March 31, 2013. This increase is primarily due to an increase in the number of vessels in operation for the three months ended March 31, 2014 in addition to the timing of operating expenses between quarters. Fleet operating costs per day, including technical management fees, were $6,520 for the three months ended March 31, 2014 as compared to $6,502 for the three months ended March 31, 2013.

Depreciation expense for the three months ended March 31, 2014 was $3.0 million, an increase of $1.3 million from $1.7 million for the three months ended March 31, 2013. The increase is due to an increase in the average number of owned vessels to 9.9 for the three months ended March 31, 2014 from 6.4 for the three months ended March 31, 2013.

Amortization of deferred dry dock expenditure for the three months ended March 31, 2014 was $0.4 million, as compared with $0.3 million for the three months ended March 31, 2013. The capitalized costs of drydocking are depreciated on a straight line basis to the next scheduled drydocking. As such, movement in amortization of deferred drydock expenditure is in-line with timing of vessels undergoing drydock.

General and administrative expenses for the three months ended March 31, 2014 were $2.3 million, as compared to $0.7 million for the three months ended March 31, 2013. The increase is primarily due to costs associated with being a publicly listed company along with one-off overhead costs incurred with our most recent equity offering in March 2014.

Interest expense and finance costs, which include loan interest, capital lease interest and amortization of deferred financing fees, were $0.9 million for the three months ended 31 March, 2014, an increase of $0.4 million from $0.5 million for the three months ended March 31, 2013. The increase relates to an increase in average debt balance following the delivery of vessels since March 31, 2013, additional interest costs associated with the capital lease facility for the Ardmore Calypso and Ardmore Capella entered into in April 2013, and an increase in deferred financing fees amortization due to new debt drawdowns and financing arrangements. These increases were offset by an increase in the amount of capitalized interest in line with deposits paid for Ardmore’s current vessels on order. Capitalized interest amounted to $0.9 million for the three months ended March 31, 2014, an increase of $0.7 million from $0.2 million for the three months ended March 31, 2013.

Liquidity

As of March 31, 2014, the Company had $128.1 million (December 31, 2013: $56.9 million) available in cash and cash equivalents.

The following debt and capital lease liabilities were outstanding as of:

	As of
	Mar 31, 2014	Dec 31, 2013
Debt	131,585,000	88,860,000
Capital Leases	30,008,544	30,379,015
Total	161,593,544	119,239,015

Conference Call

The Company plans to have a conference call on Tuesday, May 13, 2014 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2014. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 888-510-1765 (U.S.) or 719-325-2361 (International) and entering the conference participant passcode 9150205.
  By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 9150205 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 Dwt to 50,300 Dwt. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain our cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. We provide our services to customers through voyage charters, commercial pools and time charters and enjoy close working relationships with key commercial and technical management partners. We view the continued development of these relationships as crucial to our long-term success.

Ardmore Shipping Corporation
Unaudited Condensed Interim Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Mar 31, 2014	Dec 31, 2013
Current assets
Cash and cash equivalents	128,117,346	56,860,845
Receivables, trade	535,822	743,406
Working capital advances	516,937	534,571
Prepayments	593,148	471,563
Advances and deposits	1,316,909	1,894,317
Other receivables	454,277	321,810
Inventories	1,161,805	1,131,466
Total current assets	132,696,244	61,957,978

Non-current assets
Vessels and vessel equipment, net	298,783,941	201,700,229
Deferred dry dock expenditure, net	2,219,550	1,339,238
Vessels under construction	67,113,541	89,015,139
Other non-current assets, net	170,660	158,308
Deferred finance charges, net	5,887,026	3,794,741
Total non-current assets	374,174,718	296,007,655

TOTAL ASSETS	506,870,962	357,965,633

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	9,267,319	3,999,311
Charter revenue received in advance	2,208,877	1,806,600
Other payables	17,985	5,436
Accrued interest on loans	730,338	557,160
Current portion of long-term debt	11,916,000	9,100,000
Current portion of capital lease obligations	1,608,882	1,578,686
Total current liabilities	25,749,401	17,047,193

Non-current liabilities
Non-current portion of long-term debt	119,669,000	79,760,000
Non-current portion of capital lease obligations	28,399,662	28,800,329
Total non-current liabilities	148,068,662	108,560,329

Equity
Share capital	261,000	180,500
Additional paid in capital	345,730,317	244,702,577
Accumulated deficit	(12,938,418)	(12,524,966)
Total equity	333,052,899	232,358,111

TOTAL LIABILITIES AND EQUITY	506,870,962	357,965,633

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2014	Mar 31, 2013
REVENUE
Revenue	12,386,264	7,275,085

OPERATING EXPENSES
Commissions and voyage related costs	246,599	175,736
Vessel operating expenses	5,899,991	3,876,809
Depreciation	3,021,762	1,704,017
Amortization of deferred dry dock expenditure	441,585	348,896
General and administrative expenses	2,289,266	662,016
Total operating expenses	11,899,203	6,767,474

Profit from operations	487,061	507,611

Interest expense and finance costs	(889,986)	(542,536)
Interest income	2,022	881

Loss before taxes	(400,903)	(34,044)

Income tax	(12,549)	(6,648)

Net loss	(413,452)	(40,692)

Loss per share, basic and diluted	(0.021)	(0.005)
Weighted average number of shares, basic and diluted	19,858,333	8,050,000

Ardmore Shipping Corporation
Unaudited Condensed Interim Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2014	Mar 31, 2013
OPERATING ACTIVITIES
Net loss	(413,452)	(40,692)
Non-cash items:
Depreciation	3,021,762	1,704,017
Amortization of deferred dry dock expenditure	441,585	348,896
Share based compensation	353,855	-
Amortization of deferred finance charges	201,451	90,356
Changes in operating assets and liabilities:
Receivables, trade	207,584	232,577
Working capital advances	17,634	490,189
Prepayments	(121,585)	(45,493)
Advances and deposits	577,408	(1,391,786)
Other receivables	(132,467)	(591,921)
Inventories	(30,339)	(163,372)
Payables, trade	5,268,008	733,729
Charter revenue received in advance	402,277	82,996
Other payables	12,549	6,648
Accrued interest on loans	173,178	70,357
Deferred dry dock expenditure	(1,321,897)	(193,996)
Net cash provided by operating activities	8,657,551	1,332,505

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(68,532,225)	(27,291,840)
Payments for vessels under construction	(9,658,375)	(15,695,292)
Payments for other non-current assets	(25,628)	(11,868)
Net cash used in investing activities	(78,216,228)	(42,999,000)

FINANCING ACTIVITIES
Short-term revolving credit facility	-	8,500,000
Proceeds from long-term debt	45,000,000	26,290,000
Repayments of long-term debt	(2,275,000)	(1,205,000)
Repayments of capital leases	(370,471)	-
Payments for deferred finance charges	(2,293,736)	(677,663)
Net proceeds from equity offering	102,559,385	-
Payment of dividend	(1,805,000)	-
Net cash provided by financing activities	140,815,178	32,907,337

Net increase / decrease in cash and cash equivalents	71,256,501	(8,759,158)

Cash and cash equivalents at the beginning of the year	56,860,845	15,334,123

Cash and cash equivalents at the end of the period	128,117,346	6,574,965

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2014	Mar 31, 2013

ADJUSTED EBITDA(1)	4,304,263	2,560,524

AVERAGE DAILY DATA
Fleet time charter equivalent per day(2)	14,378	13,004

Fleet operating costs per day(3)	6,156	6,109
Technical management fees per day(4)	364	393
	6,520	6,502

MR Tankers “Eco-Design”
TCE per day(2)	15,522	15,378(6)
Vessel operating costs per day(5)	6,148	5,899

MR Tankers “Eco-Mod"
TCE per day(2)	14,447	13,507
Vessel operating costs per day(5)	6,561	6,507

Chemical Tankers “Eco-Mod”
TCE per day(2)	12,870	12,021
Vessel operating costs per day(5)	6,877	6,585

FLEET
Average number of owned operating vessels	9.9	6.4

(1)	Adjusted EBITDA is reconciled under the “Non-GAAP Measures” section below.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred by commercial managers.
(3)	Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.
(6)	Charter rate for the Ardmore Seavaliant averaged $15,378 per day commencing in February 2013. The rate was a blended rate of $17,049 per day for the first 60 days plus $15,049 thereafter.

Ardmore Shipping Corporation
Fleet List as at March 31, 2014

Vessel Name	Type	Dwt	IMO	Month Constructed	Country Constructed	Flag	Charter Rate $ / day (1)	Charter Expires	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	17,149	Feb-15	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	15,873	Jun-14	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	15,600	Jan-15(2)	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	15,600	Feb-15(2)	Eco-design
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	14,299	Aug-14	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	14,299	Jul-14	Eco-mod
Ardmore Seafarer	Product	45,744	—	Aug-04	Japan	MI	13,783	Jul-14	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	16,099	Apr-14(3)	Eco-mod
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	13,549	Feb-15	Eco-mod
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Pool	N/A	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Pool	N/A	Eco-mod

On Order
SPP Hull S-1162	Product/Chemical	50,300	3	1Q15	Korea	MI	Pool		Eco-design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Pool		Eco-design
SPP Hull S-1171	Product/Chemical	50,300	3	2Q15	Korea	MI	Pool		Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	3Q15	Korea	MI	Pool		Eco-design
HMD Hull H-2480	Product/Chemical	37,000	2	1Q15	Korea	MI	TBD		Eco-design
HMD Hull H-2481	Product/Chemical	37,000	2	1Q15	Korea	MI	TBD		Eco-design
FKA Hull N-2062	Product/Chemical	25,000	2	4Q14	Japan	MI	TBD		Eco-design
FKA Hull N-2063	Product/Chemical	25,000	2	1Q15	Japan	MI	TBD		Eco-design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	TBD		Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	TBD		Eco-design

Total	21	823,804

(1)	This table shows gross charter rates, averaged over the duration, as applicable, plus CVE income and does not include commissions payable by us at a rate of 1.25%, where applicable.
(2)	Option to extend at a market based rate for a second and third year.
(3)	Option to extend at a market based rate.

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net loss and adjusted net loss per share, which are not measures prepared in accordance with U.S. GAAP. These Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluate operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. All amounts are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended
	Mar 31, 2014	Mar 31, 2013
Net loss	(413,452)	(40,692)
Interest income	(2,022)	(881)
Interest expense and finance costs	889,986	542,536
Income tax	12,549	6,648
Depreciation	3,021,762	1,704,017
Amortization of deferred dry dock expenditure	441,585	348,896
EBITDA	3,950,408	2,560,524
Share based compensation (non-cash)	353,855	-
Adjusted EBITDA	4,304,263	2,560,524

Adjusted net loss	Three months ended
	Mar 31, 2014	Mar 31, 2013
Net loss	(413,452)	(40,692)
Share based compensation (non-cash)	353,855	-
Adjusted net loss	(59,597)	(40,692)

Adjusted loss per share, basic and diluted	(0.003)	(0.005)
Adjusted weighted average number of shares, basic and diluted	19,858,333	8,050,000

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com